FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
SALE OF ADDITIONAL PORTFOLIO
OF US CONSUMER MORTGAGE LOANS

HSBC Holdings plc (' HSBC') announces that on 8 March 2017, its subsidiaries, HSBC Finance Corporation and HSBC Bank USA, N.A. (together the ' Sellers '), agreed and completed the sale of a portfolio of predominately US first lien residential mortgage loans (' Loan Portfolio') to DLJ Mortgage Capital, Inc., a wholly-owned subsidiary of Credit Suisse Group AG (' Credit Suisse').

The transaction is part of the ongoing reduction of HSBC's US consumer mortgage loan business and is in line with HSBC's strategy to sell substantially all of HSBC Finance Corporation's residential mortgage loans.

The Sellers have received cash consideration of US$3.396bn. The proceeds will be used to pay down long-term debt and for general corporate purposes.

The carrying value of the Loan Portfolio as at 31 December 2016 was approximately US$3.234bn and the gross assets as at 31 December 2016 were approximately US$3.255bn. In the year to 31 December 2016, the Loan Portfolio generated an estimated pre-tax profit of approximately US$48m. The disposal of the Loan Portfolio is expected to generate a pre-tax gain on sale, after associated costs, of approximately US$150m.(1)

This announcement is being made as a result of the application of the aggregation disclosure requirements of the UK listing rules requiring the aggregation of the transaction disclosed in this announcement with transactions completed in the 12 months prior to the transaction disclosed in this announcement between HSBC and members of its group and Credit Suisse and members of its group in relation to HSBC's US consumer mortgage loan business. It follows the announcement made on 7 March 2017 of the disposal of a separate portfolio of US consumer mortgage loans to Credit Suisse.

(1) All figures in this announcement are presented under IFRS.

Investor enquiries to:
Richard O'Connor	+44 20 7991 6590	investorrelations@hsbc.com

Media enquiries to:
Morgan Bone	+44 20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley Rob Sherman	+44 20 7992 2045 +1 212 525 6901	heidi.ashley@hsbc.com robert.a.sherman@us.hsbc.com

Notes:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,000 offices in 70 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,375bn at 31 December 2016, HSBC is one of the world's largest banking and financial services organisations.

Forward-looking Statements
This announcement may include statements that present HSBC's expectations about future events or results that are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. All statements, when based upon expectations about the future, involve various risks and uncertainties. HSBC cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) changes in general economic conditions in the markets in which we operate; (b) changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; and (c) factors specific to HSBC, including discretionary RWA growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). To obtain further information on factors that may lead to results different from those forecast by HSBC, please consult the reports HSBC files with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under 'Forward-Looking Statements' and 'Risk Factors' in HSBC's annual report on Form 20-F.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 08 March 2017